Filed pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Filing Person: Corporate Property Associates 16 – Global Incorporated

Subject Company: Corporate Property Associates 16 – Global Incorporated

Commission File Number: 001-32162

IF YOU ARE CONSIDERING SELLING YOUR SHARES OF CPA®:16 – GLOBAL TO MACKENZIE CAPITAL MANAGEMENT, LP, PLEASE READ THIS

You may have received an unsolicited mini-tender offer by affiliates of MacKenzie Capital Management, LP (“MCM”) to purchase up to 545,000 shares of common stock of Corporate Property Associates 16 – Global Incorporated (“CPA®:16 – Global”) at a price of $9.25 per share, less cash distributions paid by CPA®:16 – Global after December 31, 2013. Neither CPA®:16 – Global nor W. P. Carey Inc. (“W. P. Carey”) is associated with MCM or this unsolicited offer.

We do not recommend or endorse MCM’s offer. As you may be aware, on July 26, 2013, the Board of Directors of CPA®:16 – Global announced that CPA®:16 – Global had entered into a definitive merger agreement with W. P. Carey under which CPA®:16 – Global will merge with and into W. P. Carey (the “Merger”). As a CPA®:16 – Global stockholder, you will receive merger consideration of $11.25 per share in the form of WPC common stock, a 29% premium to CPA®:16 – Global’s estimated per share Net Asset Value (“NAV”) as of December 31, 2012 of $8.70, subject to a 12% pricing collar.

W. P. Carey is a publicly-traded REIT whose stock is listed on the New York Stock Exchange (NYSE: WPC). The nominal value of the merger consideration to be received by CPA®:16 – Global stockholders may be higher or lower than $11.25 as of the closing due to changes in the market price of W. P. Carey common stock, subject to the limitations of the collar discussed above.

We currently expect that the proposed Merger will close during the first quarter of 2014; however, the proposed Merger is subject to various closing conditions, including the approval of CPA®:16 – Global stockholders and W. P. Carey stockholders, and cannot be assured.  The Board of Directors of CPA®:16 – Global believes that the proposed Merger is advisable and in the best interests of CPA®:16 – Global and its stockholders.  For a complete discussion of the background of the proposed Merger, the reasons why the CPA®:16 – Global Board of Directors recommends it, and other important information about the proposed Merger, we encourage you to read the Joint Proxy Statement/Prospectus, which can be found at www.cpa16global.com.

While the Board has concluded that the proposed Merger is in the best interests of CPA®:16 – Global’s stockholders as a whole, the Board cannot be aware of personal circumstances that might cause any individual stockholder to elect to accept the offer by MCM. Therefore, the Board of Directors of CPA®:16 – Global takes no position and remains neutral with respect to MCM’s offer.

PLEASE CONTACT OUR INVESTOR RELATIONS DEPARTMENT AT 1-800-WP CAREY (1-800-972-2739) OR IR@WPCAREY.COM WITH ANY QUESTIONS.

If you are considering selling your CPA®:16 – Global shares to MCM, please remember that, once you return signed tender offer documents and they are accepted by MCM, your decision is FINAL – they will NOT allow you to change your decision to sell your shares of CPA®:16 – Global to MCM.

Investment values can go up or down, of course, and past performance is not a guarantee of future results. Please consult your financial and tax advisors before making any decisions affecting your investment.

CPA®:16 – Global

1-800-WP CAREY • www.cpa16global.com • IR@wpcarey.com

CPA®:16 – Global 50 Rockefeller Plaza | New York, NY 10020

RISK FACTORS

Cautionary Statement Concerning Forward-Looking Statements:

Certain of the matters discussed in this communication constitute forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995.  The forward-looking statements include, among other things, statements regarding intent, belief or expectations of CPA®: 16 – Global and can be identified by the use of words such as “may,” “will,” “should,” “would,” “assume,” “outlook,” “seek,” “plan,” “believe,” “expect,” “anticipate,” “intend,” “estimate,” “forecast,” and other comparable terms.  These forward-looking statements include, but are not limited to, statements regarding the benefits of the proposed Merger, the financial position and capitalization of the combined company and the expected timing of completion of the proposed Merger.  These statements are based on current expectations and it is important to note that actual results could be materially different from those projected in such forward-looking statements.  There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements.  Discussions of some of these important factors and assumptions are contained in W. P. Carey’s and CPA®:16 – Global’s respective filings with the SEC and are available at the SEC’s website at http://www.sec.gov, including Item 1A. Risk Factors in each company’s Annual Report on Form 10-K for the year ended December 31, 2012 and subsequent quarterly reports on Form 10-Q. These risks, as well as other risks associated with the proposed Merger, are fully discussed in the joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 that W. P. Carey filed with the SEC in connection with the proposed Merger on October 1, 2013, as amended.  In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication.  Except as required under the federal securities laws and the rules and regulations of the SEC, W. P. Carey and CPA®:16 – Global do not undertake any obligation to release publicly any revisions to the forward-looking statements to reflect events or circumstances after the date of this communication or to reflect the occurrence of unanticipated events.

Additional Information and Where to Find It:

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.  W. P. Carey filed a registration statement on Form S-4 on October 1, 2013, as amended, that includes a joint proxy statement / prospectus and other relevant documents to be mailed by W. P. Carey and CPA®:16 – Global to their respective security holders in connection with the proposed Merger.  WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY DOCUMENTS INCORPORATED INTO IT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT W. P. CAREY, CPA®:16 – GLOBAL AND THE PROPOSED MERGER.  INVESTORS ARE URGED TO READ THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY.  Investors are able to obtain these materials and other documents filed with the SEC free of charge at the SEC’s website (http://www.sec.gov). In addition, these materials will also be available free of charge by accessing W. P. Carey’s website (http://www.wpcarey.com) or by accessing CPA®:16 – Global’s website (http://www.cpa16global.com). Investors may also read and copy any reports, statements and other information filed by W. P. Carey or CPA®:16 – Global, with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Proxy Solicitation:

Information regarding W. P. Carey’s directors and executive officers is available in its proxy statement filed with the SEC by W. P. Carey on April 30, 2013 in connection with its 2013 annual meeting of stockholders, and information regarding CPA®:16 – Global’s directors and executive officers is available in its proxy statement filed with the SEC by CPA®:16 – Global on April 26, 2013 in connection with its 2013 annual meeting of stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus and other relevant materials as filed with the SEC on October 1, 2013, as amended.

IF YOU ARE CONSIDERING SELLING YOUR SHARES OF CPA®:16 – GLOBAL TO MACKENZIE CAPITAL MANAGEMENT, LP, PLEASE READ THIS.